Bank Austria Creditanstalt

04012755

82-34407
82-34765

A Member of HVB Group
8420 / Investor Relations
Vordere Zollamtsstrasse 13
1030 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 56112

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

SUPPL

Vienna, February 3, 2004

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG
Submission of Information pursuant to Rule 12g3-2(b)

Dear Sir or Madame:

With regard to our letter from December 18, 2003 that was received by you on December 23, 2003 please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley

dw 2/11

Bank Austria Creditanstalt

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Press release

26.01.2004

BA-CA's top management team "rejuvenated": focus on further growth in Central and Eastern Europe

- **Erich Hampel, aged 52, succeeds Karl Samstag, aged 59, as CEO.**
- **Wolfgang Haller, aged 52, becomes Deputy CEO.**
- **Regina Prehofer, aged 47, additionally takes over responsibility for CEE operations.**
- **Johann Strobl, aged 44, becomes Chief Risk Officer.**

Initiated a year ago, the "generational change" in the top management team at Bank Austria Creditanstalt (BA-CA) continues. Today the bank's Supervisory Board has appointed Erich Hampel, aged 52, as Chairman of the Managing Board. He succeeds Karl Samstag, who will leave BA-CA's Managing Board on cordial terms. Erich Hampel assumes his new function with immediate effect.

Gerhard Randa, Chairman of BA-CA's Supervisory Board: "Erich Hampel is Karl Samstag's ideal successor. He proved this during his term as Chairman of the Managing Board of Creditanstalt and in his capacity as Managing Board member responsible for CEE operations. Erich Hampel will consistently continue to pursue the strategy followed by Karl Samstag in the past year."

Karl Samstag: "Over the past few decades I have contributed to building what is by far the largest bank in Austria, and this has given me great pleasure. Of course, the IPO carried out in the past year was a special highlight for me. The share price shows that the capital markets have confidence in Bank Austria Creditanstalt. I am handing over a strong bank."

"We have made a promise to the capital market: a return on equity of 13 per cent by 2006. This target has top priority for me. We are moving in the right direction. With a return on equity of over 8 per cent for the first nine months of 2003 we have surpassed the previous year's level, which reflected substantial integration-related costs. To achieve our target for return on equity, we will continue to focus on our expansion in Central and Eastern Europe," says Erich Hampel, the new Chairman of BA-CA's Managing Board. "Over the past 10 years we have built the leading banking network in CEE. The build-up phase has been completed – we now have an extensive region-wide presence. Now it is important to achieve market share gains and strengthen the earnings power. In this context we will concentrate on further intensifying cooperation between our local banking subsidiaries and Austrian operations," he adds.

Erich Hampel has been with the Bank Austria Creditanstalt Group for seven years. From 1997 to 2002 he was Chairman of the Managing Board of Creditanstalt and very successfully performed his function as the bank's CEO during that period. He has been a member of the Managing Board of Bank Austria Creditanstalt since 2000. As Chief Risk Officer, he is currently responsible for risk management in the banking group. Erich Hampel started his career at Citibank (Austria) and then moved to Österreichische Postsparkasse (PSK), where he held various management positions for many years and was finally appointed CEO of PSK. Mr Hampel is married and has two children. He is known in the banking industry as a highly experienced banker dedicated to his task and as a formidable tennis player.

Karl Samstag, a father of three children, worked for Bank Austria Creditanstalt and its predecessor institutions for 39 years. In 1965 he joined what was then Zentralsparkasse, a Vienna-based savings bank. In 1989 the recognised corporate banking expert was appointed to Zentralsparkasse's Managing Board. From 1991 he was a member of the Managing Board of Bank Austria, the bank created through the merger of Zentralsparkasse and Länderbank. From 1995 to 2003 he was Deputy Chairman of BA-CA's Managing Board and last year he became the bank's Chief Executive Officer. During that period Karl Samstag took major steps for the bank's reorientation. He carried out the successful IPO. Since the listing of Bank Austria Creditanstalt's shares in July 2003, the BA-CA share price has risen by more than 50

In addition to the appointment of a new CEO, there are further changes in the bank's Managing Board: Johann Strobl has been appointed as a new Managing Board member taking over Erich Hampel's function as Chief Risk Officer. Mr Strobl, aged 44, joined Creditanstalt in 1989 and has been active in Bank Austria Creditanstalt's risk management division for several years. Since 2003 he has been responsible for market risk and risk controlling within Bank Austria Creditanstalt and at the first executive management level in the HVG Group. Johann Strobl is married and has three children.

Friedrich Kadrnoska leaves the bank at his own request and on cordial terms. Differing views on strategy are the reason why he has resigned from his function. As Deputy Chairman of BA-CA's Managing Board, Mr Kadrnoska was responsible for operations in Central and Eastern Europe, equity interest management and human resources. Friedrich Kadrnoska, aged 52, joined Zentralsparkasse in 1976. He became a member of BA-CA's Managing Board in 1995 and made a signficant contribution to the bank's development in the past ten years.

Regina Prehofer will take over responsibility for operations in Central and Eastern Europe. Mrs Prehofer, aged 47, joined Creditanstalt in 1987. She will continue to be responsible for business with multinational corporates, export-related business, corporate finance and institutional real estate customers. Regina Prehofer has wide experience in international business. She will ensure that cooperation between the CEE banking subsidiaries and operations in Austria will be expanded – while local units will remain responsible for customer business, increased efforts will be made to unlock synergies on the income and cost sides.

Wolfgang Haller will succeed Friedrich Kadrnoska as Deputy Chairman of the Managing Board. Mr Haller, aged 52, will continue to perform his functions as Chief Operating Officer (IT and Organisation) in his capacity as a member of BA-CA's Managing Board and at the first executive management level within the HVB Group. Wolfgang Haller was born in Upper Austria and has been a member of BA-CA's Managing Board since 1997. He was previously a board member at Allgemeine Sparkasse Oberösterreich, a savings bank in Upper Austria. Mr Haller is married and has two children.

There are no changes in responsibilities of the other BA-CA Managing Board members: Willi Hemetsberger, aged 45, is responsible for the International Markets business segment (treasury and capital market activities). Over the past years this business segment has made a substantial contribution to the bank's results. Mr Hemetsberger has been a member of the Managing Board since 2001. Previously he held positions at Citibank and at CA IB Investmentbank.

Willibald Cernko, aged 47, is responsible for sales in Austria and for asset management. Like Regina Prehofer he comes from Creditanstalt and has been a member of the Managing Board of Bank Austria Creditanstalt since 2003.

Stefan Ermisch, aged 37, is BA-CA's Chief Financial Officer (CFO). He has been a member of the Managing Board since the beginning of 2004. Before joining Bank Austria Creditanstalt, he held positions at HypoVereinsbank and at the investment banks Merck, Finck & Co and Trinkaus & Burkhardt.

Gerhard Randa, Chairman of BA-CA's Supervisory Board: "With these new appointments we have completed the rejuvenation process initiated a year ago. The bank has a young management team that is eager for success and has set itself ambitious objectives. I thank Karl Samstag and Friedrich Kadrnoska for their significant contributions to the bank over decades. They have helped to position Bank Austria Creditanstalt as a strong part of the HVB Group and as a top player in Austria and Central and Eastern Europe. I wish them all the best for the future."

Enquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, tel. +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com

Bank Austria Creditanstalt

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IR-Release

26.01.2004

Changes concerning the Managing Board of Bank Austria Creditanstalt

In its extraordinary meeting on January 26, 2004, the Supervisory Board of BA-CA decided with immediate effect upon the following changes concerning the Managing Board of BA-CA:

- Erich Hampel succeeds Karl Samstag as CEO
- Wolfgang Haller becomes Deputy CEO
- Regina Prehofer additionally takes over responsibility for CEE operations
- Johann Strobl becomes Chief Risk Officer

The Managing Board will decide upon the detailed assignment of business within the next few weeks and will present it to the Supervisory Board in its next meeting on March 1, 2004.

Karl Samstag leaves the bank on cordial terms.

Johann Strobl has been appointed as a new Managing Board member taking over Erich Hampel's function as Chief Risk Officer. Since 2003 he has been responsible for market risk and risk controlling within Bank Austria Creditanstalt and at the first executive management level in the HVB Group.
Friedrich Kadrnoska leaves the bank at his own request and on cordial terms. Wolfgang Haller will succeed Friedrich Kadrnoska as Deputy Chairman of the Managing Board and will continue to perform his functions as Chief Operating Officer (IT and Organisation) in his capacity as a member of BA-CA's Managing Board and at the first executive management level within the HVB Group.

Regina Prehofer will take over responsibility for operations in Central and Eastern Europe, which was previously held by Friedrich Kadrnoska. She will continue to be responsible for business with multinational corporates, export-related business, corporate finance and institutional real estate customers.

The following responsibilities remain unchanged:

- Willi Hemetsberger: International Markets (Treasury and Capital Markets)
- Willibald Cernko: Sales Austria and Asset Management
- Stefan Ermisch: Chief Financial Officer (CFO)

Curricula vitae of all members of the Managing Board

Enquiries: Financial Relations, Margit Schmid-Weihs, +43-(0)50505-58854

Bank Austria Creditanstalt

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IR-Release

14.01.2004

New brand for Polish bank BPH-PBK and sale of its subsidiary GBG

- **Our Polish subsidiary BPH-PBK (71.03%) gets a new brand "Bank BPH" as last step of integration of BPH and PBK**
- **Bank BPH sells its stake in GBG**
- **Contrary to various media reports our Austrian 100% subsidiary Schoellerbank will not be sold**

The Polish subsidiary of Bank Austria Creditanstalt (BA-CA), Bank BPH signed an agreement with Getin Holding to sell their 71.2 per cent interest in Górnoslaski Bank Gospodarczy (GBG). The purchase price is PLN 255 million. The transaction is subject to approval by the competent authorities.

GBG is a regional bank operating in the south of Poland. Bank BPH has so far held a majority interest in GBG, which has total assets of some EUR 600 million. The bank operates a network of 46 branches and has 970 employees. The sale of GBG is part of Bank BPH's reorientation after the merger of BPH and PBK. The branch networks of Bank BPH and GBG overlap to a large extent. Bank BPH has decided to sell its stake in GBG because this is clearly the most profitable solution.

Bank BPH is the third-largest Polish bank with total assets of about EUR 9.5 billion (without GBG). The bank with its 11,500 employees serves 2.8 million Polish customers through its country-wide network of 475 branches. The market share in Poland is roughly 10 per cent.

Recent media reports on Bank Austria Creditanstalt planning to sell its Austrian private banking subsidiary Schoellerbank (100%) are wrong. Schoellerbank will definitely not be sold. Schoellerbank is an important player in the private banking business in Austria, it is well positioned and highly profitable. It plays an important role in a core business segment of Bank Austria Creditanstalt in the core market Austria.

Bank Austria Creditanstalt

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Press release

14.01.2004

BPH PBK sells Górnoslaski Bank Gospodarczy SA

On 14th of January 2004, Bank Przemyslowo-Handlowy PBK SA has signed the conditional agreement with Getin Holding SA to sell the shares of Górnoslaski Bank Gospodarczy SA belonging to BPH PBK. The stake to be sold represents 71.2% of share capital and entitles to 71.2% votes at GBG SA's General Shareholders Meeting. The purchase price is PLN 255 million.

The signed agreement on shares sale is conditional upon, among other things, obtaining by Getin Holding SA appropriate approvals of the Office for Competition and Consumer Protection as well as the Banking Supervision Commission. The final execution of the signed agreement on GBG SA shares sale will depend on the positive results of the financial audit of GBG SA, to which the buyer is entitled upon collecting all the necessary administrative permits and approvals.

The sale of GBG is a result of the consequent realization of the restructuring strategy of BPH PBK Group. The Bank's aim is to concentrate on its core business, additionally the branch networks of both banks overlap in Silesia Region. Since GBG operating model do not fit the BPH PBK strategy, the decision to divest of GBG activities has been made. The sale of GBG is the most profitable solution for BPH PBK and its investors.

Jacek Balcer
Press spokesman
Bank Przemyslowo-Handlowy PBK SA

Bank Austria Creditanstalt

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Presseinformation

12.01.2004

New brand for Bank Przemyslowo-Handlowy PBK

As the last step in the integration process between BPH and PBK, Bank Przemyslowo-Handlowy PBK SA gets a new brand: "Bank BPH". This new brand will be used for the external appearance of the bank. Branches, folders, advertising materials will be redesigned in new colours.

The new brand was chosen after a thorough market survey. The aim was to get a shorter, well-recognizable Polish name in the design of the HVB Group. In the logo, the blue elements "Bank" and "BPH" are linked by the "red wave" symbol of Bank Austria Creditanstalt, which is responsible within the HVB Group for the markets in Central and Eastern Europe.

"*With our new brand, we keep the Polish character. This is important for us, since we are the third largest Polish bank with almost 3 million customers. At the same time, the design makes visible at fist sight that we are part of one of the largest European banking groups*" says Józef Wancer, President of the Bank's Management Board.

The bank will start to use the new brand name "Bank BPH" on 7 February 2004. First, the new design will be implemented in the website of the bank. From mid February onwards, the logotype will successively be replaced in the bank's outlets. In the first place, the logotypes will be changed on the outlets in Warsaw, Cracow and other big cities. The other branches will follow.

Translation from German

BYE-LAWS

of

BANK AUSTRIA CREDITANSTALT AG

Version of
December 12, 2003

B Y E - L A W S

I. General Provisions

Article 1 Company Name, Registered Office and Duration

(1) The name of the Company is:

"Bank Austria Creditanstalt AG".

(2) The Company has its registered office in Vienna, Austria.

(3) The Company's duration is perpetual.

Article 2 Basis

(1) Upon implementation of restructuring measures the Company has become the legal successor to Zentralsparkasse und Kommerzialbank Aktiengesellschaft, Vienna, to which Zentralsparkasse der Gemeinde Wien, founded in 1905, contributed its entire business by concurrently changing the name to Anteilsverwaltung-Zentralsparkasse, which was subsequently restructured to become Privatstiftung zur Verwaltung von Anteilsrechten [Private Foundation for the Management of Share Interests], as well as to Österreichische Länderbank Aktiengesellschaft and to Creditanstalt AG.

(2) Pursuant to Section 92 para (9) of the Banking Act [Bankwesengesetz] in conjunction with Section 27b of the Savings Banks Act [Sparkassengesetz], Privatstiftung zur Verwaltung von Anteilsrechten is liable with its entire assets for all of the Company's present and future obligations in case of the Company's insolvency. Pursuant to Section 2 para (1) fourth sentence in conjunction with Section 2 para (2a) of the Savings Banks Act [Sparkassengesetz] the liability of the City of Vienna as deficiency guarantor pursuant to Section 1356 of the Civil Code [ABGB Allgemeines Bürgerliches Gesetzbuch] - via Privatstiftung zur Verwaltung von Anteilsrechten - also extends to the obligations of the Company that have been incurred by December 31, 2001, including contractual obligations under expectancies which already exist as to the merits.

Article 3 Corporate Purpose

(1) The purpose of the Company is the conduct of banking business of every description pursuant to Section 1 para (1) of the Banking Act. Such business shall exclude the business of a building society, investment business (management of investment funds

according to the Investment Fund Act [*Investmentfondsgesetz*]) and participation fund business. Special provisions on the issuance of funded bonds are outlined in Section V, those relating to the issue of mortgage bonds and public sector mortgage bonds (municipal bonds, municipal debentures, or municipal obligations) in Section VI of the Bye-laws.

(2) The purpose of the Company also comprises the activities of a financial institution pursuant to Section 1 para (2) of the Banking Act and

(a) trade in coins, medals and bars made of precious metals,

(b) safe-deposit boxes and vaults,

(c) investing in companies of every description,

(d) acquisition of companies, or founding of new companies,

(e) exercise and performance of management and administrative functions for firms in which the Company holds interests, and providing support in all aspects of their business activities,

(f) all activities which are directly connected with banking activities or are auxiliary with respect to the same, in particular the rendering of brokerage services with respect to building society saving contracts, insurance contracts, business enterprises and undertakings, investment fund shares, shares in equity, rendering of services in data processing and information technologies, distribution of credit cards and

(g) with due regard to the relevant statutory provisions, all transactions conducive to directly or indirectly promoting the Company's business objective.

Article 4 Sphere of Operations

The Company is authorized to operate branch offices. Its activities cover domestic and international business.

Article 5 Notices

(1) The notices of the Company shall be published, as a matter of principle, in the Amtsblatt (official gazette) of Wiener Zeitung.

(2) In cases where statutory provisions or regulations provide for or prescribe different forms of publication, general notices shall be made pursuant to such provisions or regulations.

II. Capital of the Company

Article 6 Share Capital

(1) The Company's share capital amounts to EUR 1,068,920,749.80 (one billion sixty-eight million nine hundred and twenty thousand seven hundred and forty-nine 80/100 euros). It is divided into 10,100 (ten thousand one hundred) registered no par value shares with voting rights and 147,021,640 (one hundred and forty-seven million twenty-one thousand six hundred and forty) no par value bearer shares with voting rights, whereby each no par value share participates in the share capital to the same extent.

(2) The registered shares shall be entered in the Company's share register listing the name, occupation and domicile of the respective holders. Any transfer of registered shares is subject to the Company's approval, which shall be granted by the Managing Board after prior approval has been obtained from the Supervisory Board pursuant to Article 15 para (3) item (a) of the Bye-laws. At the request of the holder, registered shares are to be converted into bearer shares. This shall not require the Company's consent.

(3) Shares issued for future increases in capital shall be either registered shares or bearer shares. In the event that a resolution to increase the Company's capital does not state what kind of shares are to be issued, such shares shall be bearer shares.

(4) The Managing Board shall determine the form and content of the share certificates, the dividend coupons and the renewal coupons. The same applies to interim certificates and other securities to be issued by the Company. To the extent permitted by law the securities issued by the Company may also be represented permanently by global certificates. The right to demand issuance of individual certificates is excluded.

Article 7 Voting Right

(1) The right to vote is exercised according to the number of no par value shares.

(2) Vote by proxy requires a written power of attorney/proxy, which is to be retained by the Company.

Article 8 Minority Right

When fixing the price of a mandatory offer the reduction of 15% as provided for in Section 26 para (1) Austrian Takeover Act [*Übernahmegesetz*] shall be excluded.

III. Constitution of the Company

Article 9 Executive Bodies of the Company

The executive bodies of the Company are:

the Managing Board,
the Supervisory Board,
the General Shareholders' Meeting.

Article 10 Personal Prerequisites for Members of the Managing Board and Members of the Supervisory Board

(1) Only persons who have come of age and are not incapacitated are eligible as members of the Managing Board and the Supervisory Board.

(2) The following are not eligible

(a) employees of the Company, with the exception of members of the Managing Board and the representatives of the employees delegated to the Supervisory Board pursuant to the provisions of the Labour Code [*Arbeitsverfassungsgesetz*],

(b) persons who are older than 65 years at the time of their appointment to the Managing Board or persons who are older than 75 years at the time of their election into the Supervisory Board,

(c) employees and members of the executive bodies of other Austrian banks with the exception of persons exercising this function by order of the Company; employees and members of the executive bodies of other Austrian banks and persons who hold more than 5% of the voting capital of other Austrian banks unless such other banks or such persons themselves hold at least 2% of the Company's voting capital,

(d) persons who are members of the immediate family of, or related by marriage to, a member of the Managing Board, the Supervisory Board or an employee of the Company, and the spouse of a member of the Managing Board or Supervisory Board,

(e) persons who are precluded from practising a business pursuant to Section 13 paras (1) to (6) of the 1994 Industrial Code [*Gewerbeordnung*].

(3) The reasons for precluding persons pursuant to para (2) item (d) are to be applied only to the members of the Managing Board and the elected members of the Supervisory Board.

(4) No person may simultaneously belong to the Managing Board and the Supervisory Board.

Article 11 Banking Secrecy and Trade Secrets

The members of the executive bodies and the other persons who attend the meetings of the executive bodies are pledged to observe the banking secrecy rules (Section 38 of the Banking Act) and the data secrecy rules (Section 15 of the Data Protection Act). They must not, without authority, use the information obtained by them in connection with confidential issues in the course of their activities or duties (trade secrets). These obligations continue to exist after a person has left the executive body.

Article 12 Managing Board

(1) The Managing Board shall be solely responsible for managing the Company as is deemed necessary for the welfare of the Company, whilst safeguarding the interests of the shareholders and the employees as well as the public interest. The Managing Board shall comprise 6, 7, 8, 9, 10, 11 or 12 members. The members of the Managing Board must fulfil the requirements pursuant to Section 5 para (1) items 6 to 11 and 13 of the Banking Act.

(2) The members of the Managing Board are appointed by the Supervisory Board. The Supervisory Board appoints a member of the Managing Board chairman of the Managing Board, and a member of the Managing Board deputy chairman of the Managing Board. The Supervisory Board is authorized to appoint members of the Managing Board for a maximum term of five years. A person may be appointed for more than one term. The Supervisory Board may revoke an appointment of a member of the Managing Board and of a chairman of the Managing Board and his deputy if it seems justified for important reasons.

(3) Resolutions are adopted by the Managing Board by simple majority. In the event of parity of votes the chairman shall exercise the casting vote. In the chairman's absence this will be done by the deputy chairman. An abstention shall not count as a vote that has been cast.

Section 13 Representation of the Company

(1) The Company shall be represented by two members of the Managing Board jointly, or by one member of the Managing Board together with a holder of joint power of *Procura*.

(2) Furthermore, the Company shall in each case be represented by two holders of joint power of *Procura* jointly who have been granted a power of attorney going beyond the statutory power of *Procura*.

(3) Subject to the commercial law-related restrictions the Company shall also be represented by two holders of joint power of *Procura* jointly.

(4) Individual powers of attorney for the entire business [*Handlungsvollmacht*] may only be granted to two individuals jointly.

Article 14 Supervisory Board

(1) The Supervisory Board shall consist of eleven members who are elected at the General Shareholders' Meeting and of six representatives of the employees delegated to the Supervisory Board pursuant to the provisions of the Labour Code.

(2) Following the General Shareholders' Meeting at which it was elected the Supervisory Board shall elect one of its members as chairman and another member as deputy chairman, respectively. The election shall be for a period corresponding to the term of office of a member of the Supervisory Board. In the event that no member of the Supervisory Board should receive an absolute majority, a second ballot shall take place between the two persons who received the largest number of votes. In the event of parity of votes in the second ballot, the decision will be taken by drawing lots.

(3) Unless the members of the Supervisory Board are elected for a shorter term, the term of office of the elected members of the Supervisory Board shall end at the end of the General Shareholders' Meeting which by resolution approves of the acts of the Supervisory Board in respect of the fourth business year following the election of the members of the Supervisory Board. Re-election is permissible.

(4) In addition, membership of the Supervisory Board is terminated by death, revocation of the appointment, resignation as member by way of a written statement to be addressed to the chairman of the Supervisory Board and for reasons of preclusion pursuant to Article 10 of the Bye-laws.

(5) In the event that an elected member of the Supervisory Board leaves the Board before his term of office has expired, the resulting vacant position shall be filled immediately, at the latest, however, at the next ordinary General Shareholders' Meeting. However, the election of the new member shall apply only for the remaining term of office of the member that left the Supervisory Board. If the office of the chairman of the Supervisory Board or of his deputy becomes vacant, an election shall be held at the next meeting of the Supervisory Board to fill the vacancy.

Article 15 Duties of the Supervisory Board

(1) The Supervisory Board shall monitor the management of the Company's business. In doing so it is required to exercise the duties assigned to it by law and by the Bye-laws.

(2) The duties of the Supervisory Board, in particular, include:

(a) appointment and revocation of the appointment of the members of the Managing Board, including the appointment of the chairman of the Managing Board and his deputy,

(b) conclusion of and amendments to employment contracts for members of the Managing Board. In exercising this function the Supervisory Board shall ensure that the total remuneration of the members of the Managing Board is appropriate with regard to the functions of the individual members and to the situation of the Company. This also applies analogously to pensions, pensions of surviving dependents and related benefits,

(c) resolutions on the internal rules for the Supervisory Board and its committees,

(d) resolutions on the internal rules for the Managing Board to be drawn up by the Managing Board, including allocation of responsibilities,

(e) resolutions on the discretionary powers in case of loans, especially with regard to the nature and upper limit of the same, giving due consideration to the statutory maximum amounts,

(f) examination of the audit reports of the auditing agency of the Savings Banks Auditing Association [*Sparkassenprüfungsverband*] and furnishing its comments thereon, examination of the annual financial statements, the director's report and the proposal for distribution of the profit, and acknowledgement of the group financial statements and the group director's report,

(g) approval of the audited annual financial statements unless the same is to be given by the General Shareholders' Meeting pursuant to the Joint-Stock Companies Act,

(h) asserting of claims for compensation vis-à-vis members of the Managing Board,

(i) representation of the Company in legal matters between members of the Managing Board and the Company and

(j) appointment of a credit committee (Article 17 of the Bye-laws).

(3) The Supervisory Board's approval is required for the following resolutions of the Managing Board:

(a) approval of the transfer of registered shares transfer of which is restricted pursuant to Article 6 para (2) of the Bye-laws,

(b) acquisition and disposal of holdings in companies, and acquisition and disposal of companies or businesses, if the equivalent value of the individual holding that is to be acquired or disposed of, or of the Company or business that is to be acquired or disposed of, exceeds an amount specified in the internal rules of the Supervisory Board, in any event, however, if the flow of capital exceeds 3‰ of the Company's applicable own funds (Section 23 of the Banking Act),

(c) closing down of companies or businesses,

(d) acquisition, disposal or encumbrance of real estate if the equivalent value of the individual property that is to be acquired or disposed of, or its total encumbrances, exceeds an amount specified in the internal rules of the Supervisory Board. No approval is required for the acquisition and the subsequent disposal of real estate with the object of collection of claims of the Company,

(e) opening and closing of branch offices,

(f) commencement and discontinuation of lines of business,

(g) any major investment of the Company or the group of banks (Section 30 of the Banking Act) pursuant to the Banking Act as well as conclusion of legal transactions according to Section 28 of the Banking Act, which, according to the internal rules, do not fall within the competence of the Credit Committee (Article 17 of the Bye-laws). The Supervisory Board shall be furnished at least one report every year on such major investments,

(h) issuance of securities pursuant to Section 1 para (1) items 9 and 10 of the Banking Act,

(i) acceptance of supplementary capital,

(j) taking up of loans or credits which, either individually or in the aggregate in one business year, exceed an amount to be determined in the internal rules for the Supervisory Board,

(k) resolution on the annual budget, especially with regard to administrative expenditures and investments for construction and operational purposes (investment plan),

(l) exceeding the annual budget, especially with regard to administrative expenditures and investments for construction and operational purposes, by more than 10%,

(m) resolutions on construction investments if the anticipated expense to be incurred in a particular case exceeds 2 ‰ of the Company's applicable own funds,

(n) granting of power of *Procura* and power of attorney going beyond the legal content of such power of *Procura* (Article 13 of the Bye-laws),

(o) determining the Company's general principles of business policy,

(p) determining the principles for granting of shares in the Company's profit or turnover, and for making pension commitments vis-à-vis the Company's executives [*leitende Angestellte*] within the meaning of Section 80 para (1) of the Joint-Stock Companies Act,

(p) giving up the savings banks business (Section 92 para (7) of the Banking Act),

(r) mergers.

(4) The Supervisory Board may adopt resolutions on an amendment to the Bye-laws insofar as they only affect the wording of the Bye-laws.

Article 16 Procedures of the Supervisory Board

(1) The Supervisory Board shall meet at least once every calendar quarter.

(2) The meetings of the Supervisory Board are convened by giving at least one week's advance notice in writing, which specifies the venue and time of the meeting and includes the agenda. Such notice shall be given by the chairman. If he is prevented from doing so, the meetings shall be convened by the deputy chairman. In urgent cases a meeting may be also convened by fax or electronic means (e-mail) on condition of explicit consent by the member concerned. A meeting must take place within three weeks upon having been convened.

(3) By stating the purpose and the reasons the Managing Board and any member of the Supervisory Board may demand in writing that the chairman or the deputy chairman, respectively, immediately convene a meeting of the Supervisory Board. In the event that such demand is not met, the person may himself convene a meeting of the Supervisory Board. Such a meeting must take place within two weeks upon having been convened.

(4) The Supervisory Board shall constitute a quorum if at least half the members of the Supervisory Board are present, and this must include the chairman or the deputy chairman. Two thirds of the members are required to be present in case of resolutions of assent in accordance with Article 15 para (3) item (b) with regard to the disposal of

interests in banks in which Bank Austria Aktiengesellschaft held an interest of 100% as of July 22, 2000, item (r), if as a consequence thereof the Company ceases to exist as a company established under Austrian law and as an Austrian bank, or with companies which were not part of the group of banks of Bank Austria Aktiengesellschaft as of July 22, 2000 as well as until December 8, 2006 inclusive in case of resolutions on measures leading to the Company's discontinuation of the savings banks business.

(5) Resolutions of the Supervisory Board require simple majority of the votes cast. Abstentions shall not count as votes cast. In the event of parity of votes the chairman shall have the casting vote. In case of resolutions of assent in accordance with Article 15 Para (3) item (b) with regard to the disposal of interests in banks in which Bank Austria Aktiengesellschaft held an interest of 100% as of July 22, 2000, item (r), if thereby the Company ceases to exist as a company established under Austrian law and as an Austrian bank, or with companies which were not part of the group of banks of Bank Austria Aktiengesellschaft as of July 22, 2000 as well as until December 8, 2006 inclusive in case of resolutions on measures leading to the Company's discontinuation of the savings banks business, a majority of two thirds of the votes cast is required.

(6) The Supervisory Board shall conduct its deliberations and adopt its resolutions at meetings which are chaired by the chairman of the Supervisory Board. If he is prevented from doing so, the meeting shall be chaired by the deputy chairman. A resolution may be adopted by an inquiry that is circulated among members in writing if this is directed by the chairman for reasons of expediency and if no member objects to this mode of voting. If the chairman is prevented from doing so, the same procedure may be directed by the deputy chairman. The provisions of para (5) shall apply to a vote in writing accordingly. Representation pursuant to para (10) is not permissible for an inquiry circulated to members in writing.

(7) A resolution shall be adopted by secret ballot if any member of the Supervisory Board makes a request to this effect, provided this request is approved of by a majority of two thirds of the votes cast.

(8) Minutes must be kept of every meeting of the Supervisory Board and signed by the person chairing the meeting. Such minutes must, in particular, contain the day and venue, the participants present at the meeting and the results of the votings.

(9) The members of the Managing Board shall, in principle, attend the meetings of the Supervisory Board. They may be excluded from attending a Supervisory Board meeting especially if the issues discussed are those of Article 15 para (2) items (a) and (b) of the Bye-laws. The bank auditors shall, as experts who are able to provide important information, attend the deliberations regarding the annual financial statements. Experts and other persons who are able to provide information may be invited to attend a meeting for the purpose of advising the Supervisory Board.

(10) Members of the Supervisory Board may not request that their duty be performed by others. A member of the Supervisory Board may, however, ask another member in writing to represent him at a meeting. The member who is being represented in this way shall not be included when it is determined whether that meeting constitutes a quorum. The right to chair a meeting may not be transferred.

Article 17 Credit Committee

(1) The Supervisory Board shall appoint a credit committee from amongst its members. The credit committee's approval is required for any major investment of the Company or the group of banks (Section 30 of the Banking Act) according to the Banking Act which reaches 10 % of the Company's applicable own funds (Section 23 of the Banking Act) or of the consolidated applicable own funds of the group (Section 24 of the Banking Act), respectively. Reports thereon must be submitted to the credit committee at least once every year.

(2) The credit committee shall consist of three to five elected members as well as of two or three representatives of the employees delegated pursuant to the provisions of the Labour Code.

(3) The members of the Managing Board shall, in principle, attend the meetings of the credit committee.

(4) The more detailed provisions on the convening of the committee, quorum, adopting of resolutions, minutes and other persons who may attend a meeting are regulated by the internal rules for the credit committee.

Article 18 Declarations of Intent of the Supervisory Board

The Supervisory Board shall be represented vis-à-vis third parties by the chairman. If he is prevented from doing so, it shall be represented by the deputy chairman.

Article 19 Remuneration of the Members of the Supervisory Board

(1) The members of the Supervisory Board are entitled to reimbursement of cash expenses. With the exception of the representatives of the employees delegated pursuant to the provisions of the Labour Code they are also entitled to remuneration. Such remuneration shall be in the form of an attendance fee for each meeting and an annual expense allowance. The amount of the remuneration will be determined by a resolution of the General Shareholders' Meeting.

(2) The amount of the remuneration of the members of the Supervisory Board shall be commensurate with the functions performed by the members and the situation of the Company.

Article 20 General Shareholders' Meeting

(1) The General Shareholders' Meeting is convened by the Managing Board. The Supervisory Board convenes the General Shareholders' Meeting in those cases provided for by law.

(2) The notice, which shall include the agenda, must be published at least twenty-five days prior to the day on which the Meeting is to take place, with due regard to the provisions of Paras (5) and (6).

(3) The General Shareholders' Meeting shall be held at the Company's registered office.

(4) Whilst every shareholder is entitled to attend the General Shareholders' Meeting, holders of registered shares can only attend the Meeting if they are registered in the share register of the Company as shareholders. Holders of registered shares are not required to deposit their shares before the Meeting.

(5) To be eligible to attend a General Shareholders' Meeting, holders of bearer shares are required to deposit their shares with the Company, an Austrian notary public, at the head office of an Austrian bank, or at any other bank designated in the notice convening the General Shareholders' Meeting, within the period stated in the following paragraph, during business hours, and until the end of the Meeting.

(6) Shares must be deposited in time so that there are at least three working days between the day the shares are deposited and the day on which the General Shareholders' Meeting is held. At least twenty-one days shall be available to a shareholder from the day on which the General Shareholders' Meeting is convened during which to deposit his shares. This must not include the day on which the date of the Meeting is announced. If the last day of this period is a Sunday or a public holiday, then the next working day must also be available to the shareholder for depositing his shares. In accordance with these provisions, all Saturdays, Good Friday and December 24 shall be considered holidays and not working days.

(7) Shares shall be deemed to have been properly deposited if, with the approval of a depositary appointed by the Company, they are held on its behalf in a blocked security deposit with other banks until the end of the General Shareholders' Meeting.

(8) The depositaries shall submit the deposit receipt in respect of the deposited shares not later than one day after the expiry of the deposit period to the Company.

(9) If share certificates (interim certificates) have not been issued, it shall be made known, when the notice convening the General Shareholders' Meeting is sent out, on what conditions these shareholders will be admitted to the General Shareholders' Meeting.

(10) The General Shareholders' Meeting shall be chaired by the chairman of the Supervisory Board. If he is prevented from doing so, it shall be chaired by his deputy. If none of them appears or is prepared to chair the Meeting, then the notary public called upon to certify the official documents shall arrange for the General Shareholders' Meeting to elect a chairman.

(11) If no majority is reached after the first vote, then there shall be a runoff between the two candidates with the most votes. In the event of parity of votes, the chairman shall have the casting vote.

(12) The chairman may modify the agenda and determine the type and mode of voting and the manner in which it will take place.

(13) Unless otherwise required by law, the General Shareholders' Meeting shall adopt a resolution by simple majority of the votes, and in cases where a majority of the capital is required, by simple majority of the share capital represented when the resolution is adopted. All registered shares transfer of which is restricted must be represented in case of resolutions pursuant to Section 146 para (1) Joint-Stock Companies Act with regard to amendments to or modifications of Article 14 para (1) of the Bye-laws, according to which the Supervisory Board consists of an odd number of members to be elected by the General Shareholders' Meeting, Article 16 paras (4) and (5) in conjunction with Article 15 para (3) items (b) and (g) and this paragraph in case of resolutions pursuant to Section 2 para (1) Mergers and Reorganisations Act [*Umwandlungsgesetz*], Sections 8 and 17 Spin-off Statute [*Spaltungsgesetz*], as well as Section 221 paras (2) and (3) Joint-Stock Companies Act if as a consequence thereof the Company ceases to exist as a company established under Austrian law and as an Austrian bank and, in addition, in case of resolutions pursuant to Section 221 paras (2) and (3) Joint-Stock Companies Act with companies which were not part of the group of banks of Bank Austria Aktiengesellschaft as of July 22, 2000. In case of resolutions pursuant to Section 233 para (1) and Section 234 para (2) Joint-Stock Companies Act the same provisions as in case of resolutions pursuant to Section 221 paras (2) and (3) Joint-Stock Companies Act shall apply.

IV. Annual Financial Statements and Distribution of Profit

Article 21 Fiscal Year

The fiscal year of the Company is the calendar year.

Article 22 Preparation of the Annual Financial Statements and Distribution of Profit

(1) The Managing Board shall, within the statutory period, prepare the annual financial statements (together with notes to the financial statements) together with a director's report for the previous fiscal year and the group financial statements (together with notes to the financial statements) and the group director's report. After they have been audited by the auditing agency of the Savings Banks Auditing Association, the financial statements shall be submitted to the Supervisory Board by the Managing Board together with a proposal for the distribution of profit.

(2) The General Shareholders' Meeting shall meet not later than on 31 August of each year and adopt a resolution approving the acts of the Managing Board and the Supervisory Board, on the distribution of the profit, and, if required by law, on the adoption of the annual financial statements (Ordinary General Shareholders' Meeting).

(3) The dividends payable to shareholders shall be distributed in proportion to the contributions made in respect of the share in the share capital; contributions made in the course of a fiscal year shall be considered in proportion to the time that has elapsed since they were made unless on the occasion of adopting the resolution on the increase in the share capital no other kind of profit distribution is determined.

(4) Unless otherwise resolved by the General Shareholders' Meeting, the dividend payments shall be due for payment ten days after the Meeting was held.

(5) Dividends of shareholders which are not claimed within three years shall be forfeited and allocated to the Company's reserves.

V. Specific Provisions on the Issuance of Partially Funded Bonds

Article 23 Cover Fund

(1) The following may serve as cover fund for preferential cover (funding) of partially funded bonds:

(a) claims of the Company vis-à-vis the Republic of Austria,

(b) claims of the Company vis-à-vis Austrian and foreign companies (including banks) to the extent such claims are guaranteed by the Republic of Austria,

(c) trust securities,

(d) cash.

(2) The total of the bonds to be issued shall never exceed the amount of the covering assets brought into the cover fund.

(3) These covering assets shall serve as security in respect of claims arising from the bonds.

Article 24 Examination of Compliance with Cover Requirements

A representative of the federal government shall be appointed to review the Company's compliance with its obligation pursuant to Article 23 of the Bye-laws. The Company may dispose of the covering assets only with the approval of the representative of the federal government.

Article 25 Management of the Cover Fund

(1) A separate register shall be kept on all covering assets (cover fund register). If these are represented by securities or bank notes and coins, then these covering assets shall be kept in safe custody separate from the other assets of the Company, with the representative of the federal government holding one of the keys to the deposit box in which these covering assets are kept. In case of claims against debtors the Company shall be obliged to notify the debtor that the claim against him serves as a covering asset.

(2) Creditors in respect of funded bonds shall, by way of preferential treatment, be satisfied out of the above-mentioned covering assets pursuant to Section 2 of the Law of December 27, 1905, Imperial Gazette No. 213, or within the meaning of Section 2 of the Law of April 24, 1874, Imperial Gazette No. 48, respectively.

(3) The cover fund and transactions involving funded bonds shall be shown separately in the Company's annual financial statements.

VI. Special Provisions on the Issue of Mortgage Bonds and Public Sector Mortgage Bonds

Article 26 Mortgage Bonds and Public Sector Mortgage Bonds

(1) Mortgage bonds and public sector mortgage bonds (municipal bonds, municipal debentures, or municipal obligations) issued by the Company must be covered as provided by law. They may be denominated in Austrian Schillings/Euro or in foreign currencies.

(2) Mortgage bonds and public sector mortgage bonds are, as a rule, bearer instruments. They become redeemable at maturity, or according to a redemption schedule after giving public notice of the drawing of the mortgage bonds for redemption. The Company may undertake early repayment by calling in the bonds, either in whole in part, or by repurchase. The holders of mortgage bonds do not have the right to present the bonds for early redemption.

(3) Mortgage bonds and public sector mortgage bonds must specify the following:

- (a) amount of capital,
- (b) rate of interest,
- (c) provisions on the due date of interest and of capital,
- (d) assurance of repayment of capital at maturity,
- (e) date of issue,
- (f) provisions governing the legal relationship between the bank and holders
- (g) legally binding signature, which may be in facsimile form.

(4) Mortgage bonds and public sector mortgage bonds must include confirmation given by the trustee that the legally required amount of cover is held and recorded in the cover fund register. The signature of the trustee may be in facsimile form.

(5) Mortgage bonds and public sector mortgage bonds must have interest coupon sheets, which, if required, are also to include renewal coupons.

(6) Issues pursuant to Section 1 para (1) items 9 and 10 of the Banking Act may also be in the form of global certificates.

Article 27 Loans and Credits from New Issue Funds (Covering Loans)

(1) Loans and credits from new issue funds may be granted:

- (a) against mortgaged collateral in the form of real estate or building rights;
- (b) without the provision of mortgaged collateral,

1. to local government authorities [*Gebietskörperschaften*] and other legal entities according to public law if they are entitled to levy fees or contributions,
2. to other legal entities according to public law if they are sufficiently funded by the legal entities specified under 1,
3. to natural persons or legal entities against assumption of liability or commitment to pay by a legal entity as specified under 1, or against deposit of securities covered by a payment or guaranty commitment of such legal entities,
4. to natural persons or legal entities against recognized assignment of claims vis-à-vis the legal entities specified in 1 and 2 above which may not be set off.

The geographical area of application of item (a) and item (b) shall depend on the statutory provisions applicable from time to time.

(2) Covering loans granted against mortgaged collateral may not, taking into account existing encumbrances, if any, exceed three fifths of the value of the collateral.

(3) The relevant statutory regulations apply to building rights provided as collateral.

(4) Granting of loans or credits has the same status as the acquisition of such a claim by means of assignment, redemption, or pledging.

(5) The following shall be unsuitable as collateral for a covering loan:

(a) real estate excluded from attachment,

(b) public property, real estate not registered and buildings as defined by Section 435 of the Civil Code,

(c) mines and stone quarries,

(d) real estate the unsalability of which is manifest in advance.

VII. Contributions in Kind and Final Provisions

Article 28 Contributions in Kind

(1) With respect to a partial amount of EUR 683,361,098 (six hundred and eighty-three million three hundred and sixty-one thousand and ninety-eight euros) the share capital has been provided by means of contributions in kind pursuant to the provisions of the agreement on a contribution in kind dated September 4, 2000. The contribution in kind

consists of 699,990 (six hundred and ninety-nine thousand nine hundred and ninety) ordinary bearer shares in Creditanstalt AG, having its registered office at Vienna, which will be contributed to the Company as a contribution in kind by the contributor Bank Austria Aktiengesellschaft, having its registered office at Vienna, as of the effective date December 31, 1999, in consideration of which the contributor will receive 93,997,400 new no par value bearer shares.

(2) With respect to a partial amount of EUR 145,346,202 (one hundred and forty-five million three hundred and forty-six thousand two hundred and two euros) the share capital serves the purpose of implementing the merger of Bank Austria Creditanstalt International AG, having its registered office at Vienna, as transferring company, with Sparkasse Stockerau Aktiengesellschaft (now Bank Austria Creditanstalt AG), having its registered office at Vienna, as absorbing company pursuant to Section 219 et seq. Joint-Stock Companies Act. The entire assets of Bank Austria Creditanstalt International AG were transferred with all rights and duties by excluding winding-up to Bank Austria Aktiengesellschaft with effectiveness upon expiration of December 31, 1999, which as compensation for the transfer of assets grants 19,992,600 new no par value bearer shares to the shareholders of Bank Austria Creditanstalt International AG based on the conversion rate stated in the merger agreement dated September 4, 2000.